MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7173

MAGNA ANNOUNCES SECOND QUARTER AND YEAR TO DATE RESULTS

August 9, 2007 - Magna International Inc. (TSX: MG.A, MG.B;
NYSE: MGA) today reported financial results for the second quarter and six months ended June 30, 2007.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED     SIX MONTHS ENDED
                                         JUNE 30,               JUNE 30,
                                  --------------------  ---------------------
                                       2007       2006       2007       2006
                                       ----       ----       ----       ----
    Sales                         $   6,731  $   6,369  $  13,154  $  12,388
    Operating income              $     377  $     286  $     682  $     595
    Net income                    $     262  $     193  $     480  $     405
    Diluted earnings per share    $    2.35  $    1.75  $    4.32  $    3.66
    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------
    >>

    THREE MONTHS ENDED JUNE 30, 2007
    --------------------------------
    We posted sales of $6.7 billion for the second quarter ended June 30, 2007, an increase of 6% over the second quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales offset in part by reductions in our complete vehicle assembly sales and our tooling, engineering and other sales.
    During the second quarter of 2007, our North American and European average dollar content per vehicle increased 7% and 19% respectively, over the second quarter of 2006. During the second quarter of 2007, North American vehicle production declined 2% while European vehicle production increased 1%, each compared to the second quarter of 2006.
    Complete vehicle assembly sales decreased 1% to $1.064 billion for the second quarter of 2007 compared to $1.075 billion for the second quarter of 2006, while complete vehicle assembly volumes declined 12% compared to the second quarter of 2006.
    Our operating income was $377 million for the second quarter ended
June 30, 2007 compared to $286 million for the second quarter ended June 30, 2006, and we earned net income for the second quarter of 2007 of $262 million compared to $193 million for the second quarter of 2006.
    Diluted earnings per share were $2.35 for the second quarter ended
June 30, 2007 compared to $1.75 for the second quarter ended June 30, 2006.
    During the second quarter ended June 30, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $522 million, and invested $240 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2007 were $147 million, including $137 million in fixed asset additions and a $10 million increase in investments and other assets.

    SIX MONTHS ENDED JUNE 30, 2007
    ------------------------------
    We posted sales of $13.2 billion for the six months ended June 30, 2007, an increase of 6% over the six months ended June 30, 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales and complete vehicle assembly sales, offset in part by reductions in tooling, engineering and other sales.
    During the six months ended June 30, 2007, North American and European average dollar content per vehicle increased 8% and 17%, respectively, each over the comparable six-month period in 2006. During the six months ended
June 30, 2007, North American vehicle production declined 5% while European vehicle production increased 3%, each in comparison to the six months ended June 30, 2006.
    Complete vehicle assembly sales increased 3% to $2.168 billion for the six months ended June 30, 2007 compared to $2.115 billion for the six months ended June 30, 2006, while complete vehicle assembly volumes declined 8% compared to the first six months of 2006.
    Our operating income was $682 million for the six months ended June 30, 2007 compared to $595 million for the six months ended June 30, 2006, and we earned net income of $480 million for the first six months of 2007 compared to $405 million for the first six months of 2006.
    Diluted earnings per share were $4.32 for the six months ended June 30, 2007 compared to $3.66 for the six months ended June 30, 2006.
    During the six months ended June 30, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $958 million, and invested $411 million in non-cash operating assets and liabilities. Total investment activities for the first six months of 2007 were $338 million, including $262 million in fixed asset additions, $46 million to purchase subsidiaries, and a $30 million increase in investments and other assets.
    A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2007 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    2007 OUTLOOK
    ------------
    For the full year 2007, we expect consolidated sales to be between $24.3 billion and $25.6 billion, based on full year 2007 light vehicle production volumes of approximately 15.2 million units in North America and approximately 15.7 million units in Europe. Full year 2007 average dollar content per vehicle is expected to be between $820 and $850 in North America and between $400 and $425 in Europe. We expect full year 2007 complete vehicle assembly sales to be between $3.7 billion and $4.0 billion.
    In addition, we expect that full year 2007 spending for fixed assets will be in the range of $800 million to $850 million.
    In our 2007 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

    OTHER MATTERS
    -------------
    Our Dividend Policy in our Corporate Constitution entitles Magna Class A Subordinate Voting and Class B shareholders to dividends equal to, in aggregate in respect of a financial year: (a) at least 10% of Magna's After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, at least 20% of Magna's After Tax Profits for that year and the two immediately preceding years. Magna has complied with this requirement since 1992 and intends to continue to fully comply with this requirement.
    Based on our financial results for the six months ended June 30, 2007, our Board of Directors yesterday declared a quarterly dividend of U.S.
$0.36 per share with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended June 30, 2007. The dividend is payable on September 14, 2007 to shareholders of record on August 31, 2007.
    In making this determination, the Board reconsidered and determined to rescind the dividend formula described in our press release dated April 2, 2007, which would have maintained a constant dividend amount in each of the first three quarters based on the prior year's results, and provided for an adjustment in the fourth quarter to meet the 20% payout contemplated by that formula. The Board reserves the right to further modify the dividend at any time and for any reason, subject to the requirements of the Corporate Constitution, particularly in response to financial, operating or other relevant circumstances.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 236 manufacturing operations and 63 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Thursday, August 9, 2007 at 8:00 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-379-4140. The number for overseas callers is 1-416-620-5690. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and Newco II and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines; the conditions precedent to completion of the Arrangement may not be satisfied or, if satisfied, the timing of such satisfaction may be delayed; and the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, the delay of the completion of the Arrangement or failure to complete the Arrangement for any other reason. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------

For further information: Louis Tonelli, Vice-President, Investor
Relations at (905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103.

    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2007 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 included in our 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at August 8, 2007.

    OVERVIEW
    -------------------------------------------------------------------------
    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2007, we had 236 manufacturing divisions and 63 product development and engineering centres in 23 countries.
    Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    PROPOSED TRANSACTION
    -------------------------------------------------------------------------
    On May 10, 2007, we announced a major strategic investment in Magna to be made by OJSC Russian Machines, a wholly owned subsidiary of Basic Element Limited. Russian Machines represents the Machinery Sector of Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor and train car manufacturer Abakanvagonmash. Basic Element is a diversified holding company founded in 1997 with assets in Russia, countries of the Commonwealth of Independent States, Europe, Africa, South America and Australia.
    Under the terms of the transaction agreement entered into by Magna, the Stronach Trust and Russian Machines, Russian Machines would invest approximately $1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. A new Canadian holding company would hold the respective share holdings in Magna of the Stronach Trust, Russian Machines and certain principals who are also members of Magna's executive management.
    We also announced our intention to make a substantial issuer bid, expected to be an offer to purchase up to 20 million Class A Subordinate Voting Shares at an aggregate price of not more than $1.54 billion.
    We believe that the investment by Russian Machines will benefit Magna by:

    <<
    - Allowing us to accelerate our strategic efforts to capitalize on the significant growth opportunities in the growing Russian automotive market, as well as other emerging markets;
    - Achieving a greater alignment of interests of the Stronach Trust, Russian Machines and our executive management with other Magna shareholders, while creating "checks and balances" on the exercise of the Stronach Trust's controlling interest in Magna by virtue of Russian Machines' nominees representation on our Board.
    >>

    A number of our operating units are pursuing business opportunities in Russia with local OEMs, as well as with our traditional customers that are increasing assembly capacity in Russia. We believe that the best way to minimize risks and maximize returns in this market is by working together with Russian Machines, an established industrial partner.
    For more information on our proposed transaction, please refer to our Management Information Circular/Proxy Statement dated July 25, 2007 (the "Circular") issued in connection with the Special Shareholders' meeting to take place on August 28, 2007 which was called to consider the proposed investment in Magna by Russian Machines and approve the proposed plan of arrangement and Class B Share acquisition related thereto.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.
    The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, remain substantially unchanged in respect of the six months ended June 30, 2007, except that our maximum potential exposure in connection with our dispute with a major steel supplier has increased by approximately $30 million to $165 million as at June 30, 2007. Additionally, risks relating to the proposed investment in Magna by Russian Machines are disclosed in the Circular and incorporated herein by reference.

    HIGHLIGHTS
    -------------------------------------------------------------------------
    During the second quarter of 2007, we reported sales of $6.7 billion, an increase of 6% over the second quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, offset in part by reductions in complete vehicle assembly sales and tooling, engineering and other sales. During the second quarter of 2007, North American and European average dollar content per vehicle increased 7% and 19%, respectively, over the second quarter of 2006. During the second quarter of 2007, North American vehicle production declined 2% while European vehicle production increased 1%, each compared to the second quarter of 2006.
    We reported strong sales despite the fact that in the second quarter of 2007 two of our largest OEM customers in North America continued to reduce vehicle production levels compared to the second quarter of 2006. While overall North American vehicle production volumes declined 2% in the second quarter of 2007 compared to the second quarter of 2006, Ford and General Motors ("GM") vehicle production declined by 10% and 8%, respectively.
    Operating income for the second quarter of 2007 increased 32% to $377 million from $286 million for the second quarter of 2006. Excluding the unusual items recorded in the second quarters of 2007 and 2006 (see "Unusual Items" below), operating income for the second quarter of 2007 increased
$85 million or 26%. The increase in operating income excluding unusual items was primarily due to additional margins earned on the launch of new programs during or subsequent to the second quarter of 2006, increased margins earned on higher volumes for certain production and assembly programs and operational improvements at certain underperforming divisions. These factors were partially offset by lower margins earned on decreased sales as a result of programs that ended production subsequent to the second quarter of 2006, operational inefficiencies and other costs at certain powertrain and interior facilities, higher employee profit sharing and incentive compensation, a one-time charge to compensation expense representing the remaining measured but unrecognized compensation expense related to restricted shares previously awarded to a former executive and incremental customer price concessions.
    Net income for the second quarter of 2007 increased 36% or $69 million to $262 million from $193 million for the second quarter of 2006. Excluding the unusual items recorded in the second quarters of 2007 and 2006 (see "Unusual Items" below), net income for the second quarter of 2007 increased 32% or $70 million. The increase in net income excluding unusual items was primarily a result of the increase in operating income (excluding unusual items) partially offset by higher income taxes (excluding unusual items) due to increased pretax income, partially offset by a decrease in our effective tax rate.
    Diluted earnings per share for the second quarter of 2007 increased 34% or $0.60 to $2.35 from $1.75 for the second quarter of 2006. The increase in diluted earnings per share is a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding in the second quarter of 2007, primarily as a result of the Class A Subordinate Voting Shares issued on the exercise of stock options during or subsequent to the second quarter of 2006.

    Unusual Items

    During the three months and six months ended June 30, 2007 and 2006, we recorded certain unusual items as follows:

    <<
                                    2007                      2006
                        ---------------------------  ------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------
    Second Quarter
      Restructuring
       charges(1)        $  (14)  $  (10) $ (0.09) $   (25) $   (18) $ (0.16)
      Impairment
        charges(1)          (22)     (14)   (0.12)       -        -        -
      Sale of
       facilities(2)          -        -        -      (17)     (15)   (0.14)
      Future tax
       recovery(3)            -        -        -        -       10     0.09
    -------------------------------------------------------------------------
    Total second quarter
     unusual items          (36)     (24)   (0.21)     (42)     (23)   (0.21)
    -------------------------------------------------------------------------
    First Quarter
      Restructuring
       charges(1)             -        -        -      (10)      (9)   (0.08)
    -------------------------------------------------------------------------
    Total first quarter
     unusual items            -        -        -      (10)      (9)   (0.08)
    -------------------------------------------------------------------------
    Total year to date
     unusual items       $  (36)  $  (24) $ (0.21) $   (52) $   (32) $ (0.29)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Restructuring and Impairment Charges

        (a)   For the six months ended June 30, 2007

              During the second quarter of 2007, we incurred restructuring and rationalization charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe.

              During the second quarter of 2007, we recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at a powertrain facility in the United States.

        (b)   For the six months ended June 30, 2006

              During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million related primarily to non-contractual termination benefits for employees at an exteriors facility in Belgium.

              During the second quarter of 2006, we incurred restructuring and rationalization charges of $25 million. Specifically, we recorded a $17 million charge as a result of an agreement we reached with employees related to rightsizing a powertrain facility in the United States. In addition, we incurred additional restructuring and rationalization charges of $4 million related to two facilities in North America and $4 million related to two facilities in Europe.

    (2) Sale of Facilities

        During the second quarter of 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively.

    (3) Other Unusual Items

        During the second quarter of 2006 we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.
    >>

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Accounting Change

    In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

    Financial Instruments

    Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements. Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

    Comprehensive Income

    Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.
    Accumulated other comprehensive income is a separate component of shareholders' equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

    Hedges

    Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

    The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

    <<
    Increase in prepaid expenses and other                         $      28
    Increase in other assets                                              17
    Increase in future tax assets                                         14
    -------------------------------------------------------------------------

    Increase in other accrued liabilities                          $      32
    Increase in other long-term liabilities                               17
    Increase in future tax liabilities                                    13
    -------------------------------------------------------------------------

    Decrease in accumulated other comprehensive income             $       3
    -------------------------------------------------------------------------


    Average Foreign Exchange
                                  For the three months    For the six months
                                       ended June 30,       ended June 30,
                                  ---------------------   -------------------
                                     2007   2006 Change   2007   2006 Change
    -------------------------------------------------------------------------
    1 Canadian dollar equals U.S.
     dollars                        0.913  0.892  +  2%  0.884  0.879  +  1%
    1 euro equals U.S. dollars      1.348  1.259  +  7%  1.330  1.231  +  8%
    1 British pound equals U.S.
     dollars                        1.986  1.832  +  8%  1.970  1.792  + 10%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2007
    -------------------------------------------------------------------------

    Sales

                                              For the three months
                                                   ended June 30,
                                              ---------------------
                                                     2007     2006    Change
    -------------------------------------------------------------------------
    Vehicle Production Volumes (millions of units)
      North America                                   4.057    4.145   -   2%
      Europe                                          4.254    4.223   +   1%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                                $    840   $  784   +   7%
      Europe                                       $    405   $  340   +  19%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                              $  3,408   $3,251   +   5%
        Europe                                        1,723    1,437   +  20%
        Rest of World                                   100       67   +  49%
      Complete Vehicle Assembly                       1,064    1,075   -   1%
      Tooling, Engineering and Other                    436      539   -  19%
    -------------------------------------------------------------------------
    Total Sales                                    $  6,731   $6,369   +   6%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total sales increased 6% or $362 million to $6.7 billion for the second quarter of 2007 compared to $6.4 billion for the second quarter of 2006.

    External Production Sales - North America

    External production sales in North America increased 5% or $157 million to $3.408 billion for the second quarter of 2007 compared to $3.251 billion for the second quarter of 2006. This increase in production sales reflects a 7% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. We reported strong sales despite the fact that in the second quarter of 2007 two of our largest OEM customers in North America continued to reduce vehicle production levels compared to the second quarter of 2006. While overall North American vehicle production volumes declined 2% in the second quarter of 2007 compared to the second quarter of 2006, Ford and General Motors ("GM") vehicle production declined by 10% and 8%, respectively.
    Our average dollar content per vehicle grew by 7% or $56 to $840 for the second quarter of 2007 compared to $784 for the second quarter of 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the second quarter of 2006, including:
        -  the Ford Edge and Lincoln MKX;
        -  the Saturn Outlook, GMC Acadia and Buick Enclave;
        -  GM's full-size pickups;
        -  the Jeep Wrangler, Wrangler Unlimited and Patriot;
        -  the BMW X5;
        -  the Ford F-Series SuperDuty;
        -  the Dodge Nitro; and
        -  the Dodge Avenger and Chrysler Sebring; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
        -  the Chrysler Pacifica;
        -  the Ford Fusion, Mercury Milan and Lincoln MKZ / Zephyr;
        -  the HUMMER H3;
        -  GM's SUVs;
        -  the Chrysler PT Cruiser;
        -  the Jeep Liberty;
        -  the Chevrolet HHR and Malibu; and
        - the Pontiac Montana SV6, Saturn RELAY, Buick Terraza and Chevrolet Uplander; and
    - programs that ended production during or subsequent to the second quarter of 2006, including the Ford Freestar and Mercury Monterey;
    - the sale of certain facilities during or subsequent to the second quarter of 2006; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 20% or $286 million to $1.723 billion for the second quarter of 2007 compared to $1.437 billion for the second quarter of 2006. This increase in production sales reflects a 19% increase in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes for the second quarter of 2007, each as compared to the second quarter of 2006.
    Our average dollar content per vehicle grew by 19% or $65 to $405 for the second quarter of 2007 compared to $340 for the second quarter of 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the second quarter of 2006, including:
        -  the MINI Cooper;
        -  the Mercedes-Benz C-Class; and
        -  the smart fortwo;
    - an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar;
    - acquisitions completed subsequent to the second quarter of 2006, including the acquisition of two facilities from Pressac Investments Limited (the "Pressac acquisition") in January 2007; and
    - increased production and/or content on certain programs, including the BMW 3-Series.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes-Benz E-Class; and
        -  the Nissan Micra;
    - the sale of certain facilities during or subsequent to the second quarter of 2006; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 49% or $33 million to $100 million for the second quarter of 2007 compared to $67 million for the second quarter of 2006. The increase in production sales is primarily a result of:

    <<
    - increased production and/or content on certain programs in Korea, China and Brazil;
    - the launch of new programs during or subsequent to the second quarter of 2006 in Korea, China and Brazil;
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.
    >>

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Sales          $   1,064  $   1,075      -  1 %
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz E-Class and
         G-Class, and Saab 9(3) Convertible     36,436     39,602      -  8 %
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep Commander   18,916     23,101      - 18 %
    -------------------------------------------------------------------------
                                                55,352     62,703      - 12 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Complete vehicle assembly sales decreased 1% or $11 million to $1.064 billion for the second quarter of 2007 compared to $1.075 billion for the second quarter of 2006 while assembly volumes decreased 12% or 7,351 units. The decrease in complete vehicle assembly sales is primarily as a result of:

    <<
    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as DaimlerChrysler is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the Saab 9(3) Convertible and all vehicles accounted for on a value-added basis.

    These factors were partially offset by:

    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    -   higher assembly volumes for the BMW X3 and the Mercedes-Benz G-Class.
    >>

    In May 2007, BMW informed us of its intention to commence in-house assembly of the next generation BMW X3. We expect current BMW X3 production in our Graz assembly facility to end in 2010. In July 2007, DaimlerChrysler announced that it will consolidate production of the Chrysler 300 at its assembly facility in Brampton, Ontario. We expect current Chrysler 300 production in our Graz assembly facility to end in 2009.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 19% or $103 million to $436 million for the second quarter of 2007 compared to $539 million for the second quarter of 2006.
    In the second quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the Ford Flex;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups;
    -   the Cadillac STS; and
    -   the Mazda 6.

    In the second quarter of 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the BMW Z4;
    -   the Freightliner P-Class;
    -   the Ford Edge;
    -   the BMW 3-Series; and
    -   the Suzuki XL7.
    >>

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

    Gross Margin

    Gross margin increased $125 million to $972 million for the second quarter of 2007 compared to $847 million for the second quarter of 2007 and gross margin as a percentage of total sales increased to 14.4% compared to 13.3%.
    The unusual items discussed in the "Highlights" section above negatively impacted gross margin as a percent of total sales by 0.2% and 0.3% in the second quarters of 2007 and 2006, respectively. Excluding these unusual items, the 1.0% increase in gross margin as a percentage of total sales was primarily as a result of:

    <<
    - incremental gross margin earned on new programs that launched during or subsequent to the second quarter of 2006;
    - incremental gross margin earned as a result of increased production volumes for certain programs;
    - productivity and efficiency improvements at certain facilities, including underperforming divisions; and
    -   the decrease in tooling sales that earn low or no margins.

    These factors were partially offset by:

    - costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production;
    - operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in the United States;
    - reduced gross margin earned as a result of a decrease in production volumes for certain programs;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.
    >>

    Depreciation and Amortization

    Depreciation and amortization costs increased 4% or $9 million to $210 million for the second quarter of 2007 compared to $201 million for the second quarter of 2006. The increase in depreciation and amortization was primarily as a result of:

    <<
    - depreciation and amortization of assets at new facilities that launched during or subsequent to the second quarter of 2006;
    - acquisitions completed during or subsequent to the second quarter of 2006 including:
        -  the Pressac acquisition in January 2007; and
        - the Magna Golf Club and Fontana Golf and Sports Club in the third and fourth quarters of 2006, respectively;
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
    - accelerated depreciation on certain program specific assets in North America; and
    - an increase in assets employed in the business to support future growth.
    >>

    These factors were partially offset by a decrease in assets as a result of impairments recorded in the fourth quarter of 2006.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.6% for the second quarter of 2007 compared to 5.8% for the second quarter of 2006. SG&A expenses increased 3% or $11 million to $378 million for the second quarter of 2007 compared to $367 million for the second quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses increased by $34 million primarily as a result of:

    <<
    - higher infrastructure costs to support the increase in sales, including spending related to programs that launched during or subsequent to the second quarter of 2006;
    - increased stock compensation costs related to restricted shares, specifically:
        - during the second quarter of 2007, restricted share agreements with a former executive were accelerated, which resulted in a one-time charge to compensation expense of approximately $10 million, representing the remaining measured but unrecognized compensation expense related to the restricted shares awarded during 2006;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and
    -   increased employee profit sharing and incentive compensation.

    These factors were partially offset by:

    - the sale or disposition of certain facilities during or subsequent to the second quarter of 2006;
    -   reduced spending at certain underperforming divisions; and
    - the recovery of a long-term receivable that was previously written off.
    >>

    Earnings before Interest and Taxes ("EBIT")(1)

    Our operations are segmented on a geographic basis between North America, Europe and Rest of World. Our success may be impacted by factors which may vary from one region to the next. In particular, EBIT as a percentage of external sales in Europe is lower than in North America primarily as a result of:

    <<
    - our assembly operations in Europe, since margins as a percentage of sales for complete vehicle assembly sales are generally lower than margins earned on production sales due to the high number of purchased components; and
    - generally lower margins earned on production sales in Europe as compared to North America.


                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    North America                            $     262  $     249       +  5%
    Europe                                          96         24       +300%
    Rest of World                                    5          -        n/a
    Corporate and Other                              1         10       - 90%
    -------------------------------------------------------------------------
    Total EBIT                               $     364  $     283       + 29%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the second quarters of 2007 and 2006 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                        For the three months
                                                             ended June 30,
                                                        ---------------------
                                                             2007       2006
    -------------------------------------------------------------------------

    North America
      Restructuring charges                             $     (10) $     (26)
      Impairment charges                                      (22)         -
    -------------------------------------------------------------------------
                                                              (32)       (26)
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                    (4)       (16)
    -------------------------------------------------------------------------
                                                               (4)       (16)
    -------------------------------------------------------------------------
                                                        $     (36) $     (42)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    North America

    EBIT in North America increased 5% or $13 million to $262 million for the second quarter of 2007 compared to $249 million for the second quarter of 2006. Excluding the North American unusual items discussed in the "Highlights" section above, the $19 million increase in EBIT was primarily as a result of:

    <<
    - incremental margin earned on new programs that launched during or subsequent to the second quarter of 2006;
    - incremental margin earned on increased production on certain programs; and
    - productivity and efficiency improvements at certain facilities, including underperforming divisions.

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in production on certain programs;
    - operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities in the United States;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher employee profit sharing;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.
    >>

    Europe

    EBIT in Europe increased 300% or $72 million to $96 million for the second quarter of 2007 compared to $24 million for the second quarter of 2006. Excluding the European unusual items discussed above, the remaining
$60 million increase in EBIT was primarily as a result of:

    <<
    - incremental margin earned on new programs that launched during or subsequent to the second quarter of 2006;
    - incremental margin earned on higher volumes for certain production and complete vehicle assembly programs;
    - operational improvements at certain facilities, including underperforming divisions;

    These factors were partially offset by:

    - lower margins earned as a result of a decrease in vehicle production volumes on certain programs, including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;
    -   operational inefficiencies and other costs at certain facilities;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher affiliation fees paid to Corporate;
    -   higher employee profit sharing;
    -   costs incurred to develop and grow our business in Russia; and
    -   incremental customer price concessions.

    Rest of World

    Rest of World EBIT increased $5 million to $5 million for the second quarter of 2007. The increase in EBIT was primarily as a result of:

    - additional margin earned on the increase in production sales discussed above;
    - improved operating efficiencies at certain new facilities, primarily in China; and
    - equity income earned on our 41% interest in Shin Young Metal Ind. Co., which we acquired during 2006.
    >>

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT declined $9 million to $1 million for the second quarter of 2007 compared to $10 million for the second quarter of 2006. The decrease in EBIT was primarily as a result of:

    <<
    - increased stock compensation costs as discussed in the SG&A section above;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;
    - increased consulting fees incurred with respect to a purchasing initiative;
    -   increased incentive compensation; and
    -   a decrease in equity income earned.

    These factors were partially offset by:

    -   an increase in affiliation fees earned from our divisions; and
    - the recovery of a long-term receivable that was previously written off.

    -------------------------------------------------------------------------
    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest (income) expense.
    >>

    Interest Income, Net

    Net interest income increased $10 million to $13 million for the second quarter of 2007 compared to $3 million for the second quarter of 2006. The increase in interest income was primarily as a result of:

    <<
    -   a reduction in interest expense due to:
        - the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG"); and
        - the $59 million and $48 million repayment of senior unsecured notes in May 2006 and October 2006, respectively; and
    -   an increase in interest income earned.
    >>

    Operating Income

    Operating income increased 32% or $91 million to $377 million for the second quarter of 2007 compared to $286 million for the second quarter of 2006. Excluding the unusual items discussed in the "Highlights" section above, operating income for the second quarter of 2007 increased 26% or $85 million. This increase in operating income was the result of the increase in EBIT (excluding unusual items) combined with the increase in net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 30.7% for the second quarter of 2007 from 33.0% for the second quarter of 2006. In the second quarters of 2006 and 2007, our income tax rate was impacted by the unusual items discussed in the "Highlights" section above. Excluding the unusual items, our effective income tax rate decreased to 30.9% for the second quarter of 2007 compared to 34.6% in the second quarter of 2006. The decrease in the effective income tax rate is a result of a decrease in losses not benefited, partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher income tax rates.

    Net Income

    Net income increased by 36% or $69 million to $262 million for the second quarter of 2007 compared to $193 million for the second quarter of 2006. Excluding unusual items (discussed in the "Highlights" section above), net income increased $70 million as a result of the increase in operating income (excluding unusual items), partially offset by higher income taxes (excluding unusual items), all as discussed above.

    <<
    Earnings per Share

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006      Change
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                  $    2.40  $    1.78      + 35 %
      Diluted                                $    2.35  $    1.75      + 34 %
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      109.1      108.6         -
      Diluted                                    112.0      111.4      +  1 %
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share increased 34% or $0.60 to $2.35 for the second quarter of 2007 compared to $1.75 for the second quarter of 2006. Diluted earnings per share increased $0.60 from the second quarter of 2006 to the second quarter of 2007 as a result of the increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding in the second quarter of 2007, primarily as a result of the Class A Subordinate Voting Shares issued on the exercise of stock options during or subsequent to the second quarter of 2006.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the second quarter of 2007 was 22.3%, an increase from 16.9% for the second quarter of 2006. The unusual items discussed in the "Highlights" section above negatively impacted ROFE in the second quarter of 2007 by 2.2% and negatively impacted ROFE by 2.3% in the second quarter of 2006.
    Excluding these unusual items, ROFE increased 5.3% primarily as a result of an increase in EBIT (excluding unusual items) as discussed above.

    <<
    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------
    Cash Flow from Operations

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006      Change
    -------------------------------------------------------------------------
    Net income                               $     262  $     193
    Items not involving current cash flows         260        222
    -------------------------------------------------------------------------
                                                   522        415  $     107
    Changes in non-cash operating assets and
     liabilities                                  (240)      (141)
    -------------------------------------------------------------------------
    Cash provided from operating activities  $     282  $     274  $       8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $107 million to $522 million for the second quarter of 2007 compared to $415 million for the second quarter of 2006. The increase in cash flow from operations was due to a $69 million increase in net income (as discussed above) and a $38 million increase in items not involving current cash flows, including:

    <<
    - a $ 22 million impairment charge, as discussed in the "Highlights" section above; and
    - a $19 million increase in future taxes, including the impact of the $10 million income tax recovery in the second quarter of 2006 as discussed in the "Highlights" section above.

    These factors were partially offset by the loss on sale of facilities in the second quarter of 2006 as discussed in the "Highlights" section above.

    Cash invested in operating assets and liabilities amounted to $240 million for the second quarter of 2007 which was comprised of the following sources (and uses) of cash:

                                                         For the three months
                                                              ended June 30,
                                                         --------------------
                                                             2007       2006
    -------------------------------------------------------------------------
    Accounts receivable                                 $    (117) $    (132)
    Inventory                                                  (8)         -
    Prepaid expenses and other                                  1         (1)
    Accounts payable and other accrued
     liabilities                                             (109)       (41)
    Income taxes payable                                       (1)        36
    Deferred revenue                                           (6)        (3)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                        $    (240) $    (141)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The increase in accounts receivable in the second quarter of 2007 was primarily due to an increase in production receivables related to higher production sales in the second quarter of 2007 compared to the first quarter of 2007. The decrease in accounts payable and other accrued liabilities was primarily due to the timing of payments to suppliers.

    <<
    Capital and Investment Spending

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    Fixed assets                             $    (137) $    (179)
    Investments and other assets                   (10)       (43)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                             (147)      (222)
    Proceeds from disposals                         12          7
    -------------------------------------------------------------------------
    Cash used in investing activities        $    (135) $    (215) $      80
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed assets, investments and other assets additions

    In the second quarter of 2007, we invested $137 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2007 was for manufacturing equipment for programs that launched during the second quarter of 2007 or will be launching subsequent to the second quarter of 2007.

    Proceeds from disposition

    Proceeds from disposition for the second quarter of 2007 and the second quarter of 2006 represent normal course fixed and other asset disposals.

    <<
    Financing

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    Repayments of debt                       $      (5) $    (106)
    Issues of debt                                  54         17
    Issues of Class A Subordinate Voting
     Shares                                         19          7
    Cash dividends paid                            (26)       (41)
    -------------------------------------------------------------------------
    Cash used in financing activities        $      42  $    (123) $     165
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    The repayments of debt during the second quarter of 2006 included the repayment of $59 million in senior unsecured notes as well as a reduction in bank indebtedness of $47 million.
    The issues of debt during the second quarter of 2007 relate primarily to an increase in bank indebtedness as a result of the payments made to suppliers prior to quarter end as discussed in the "Cash flow from Operations" section above.
    During the second quarter of 2007, we received cash proceeds of $19 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $7 million during the second quarter of 2006.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.24 in the second quarter of 2007 compared to $0.38 in the second quarter of 2006.
    The Dividend Policy in our Corporate Constitution entitles Class A Subordinate Voting and Class B shareholders to dividends equal to, in aggregate in respect of a financial year: (a) at least 10% of Magna's After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, at least 20% of Magna's After Tax Profits for that year and the two immediately preceding years. Magna has complied with this requirement since 1992 and intends to continue to fully comply with this requirement.
    Based on our financial results for the six months ended June 30, 2007, our Board of Directors declared a quarterly dividend of U.S. $0.36 per share with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended June 30, 2007. The dividend is payable on September 14, 2007 to shareholders of record on August 31, 2007.
    In making this determination, the Board reconsidered and determined to rescind the dividend formula described in our press release dated April 2, 2007, which would have maintained a constant dividend amount in each of the first three quarters based on the prior year's results, and provided for an adjustment in the fourth quarter to meet the 20% payout contemplated by that formula. The Board reserves the right to further modify the dividend at any time and for any reason, subject to the requirements of the Corporate Constitution, particularly in response to financial, operating or other relevant circumstances.

    <<
    Financing Resources

                                                 As at      As at
                                               June 30,  December
                                                  2007   31, 2006     Change
    -------------------------------------------------------------------------
    Liabilities
      Bank indebtedness                      $     136  $      63
      Long-term debt due within one year            84         98
      Long-term debt                               579        605
    -------------------------------------------------------------------------
                                                   799        766
    Shareholders' equity                         7,924      7,157
    -------------------------------------------------------------------------
    Total capitalization                     $   8,723  $   7,923  $     800
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total capitalization increased by 10% or $800 million to $8.7 billion at June 30, 2007 as compared to $7.9 billion at December 31, 2006. The increase in capitalization was a result of increases in shareholders' equity and liabilities of $767 million and $33 million, respectively.

    The increase in shareholders' equity is primarily the result of:

    <<
    - net income earned during the first six months of 2007 (as discussed above);
    - a $302 million increase in accumulated other comprehensive income, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and June 30, 2007, each against the U.S. dollar; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    These factors were partially offset by:

    -   dividends paid during the first six months of 2007; and
    - a $7 million reduction of share capital related to the repurchase of our Class A Subordinate Voting Shares which had previously been awarded on a restricted basis to certain executives.
    >>

    The increase in liabilities is primarily the result of an increase in bank indebtedness as a result of earlier timing of payments made to certain suppliers.
    This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition.
    During the first six months of 2007, our cash resources increased by $348 million to $2.2 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.6 billion was unused and available. In July 2007, our five-year revolving term facility was extended for one additional year, expiring on July 31, 2012.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at August 8, 2007 were exercised or converted:

    <<
    Class A Subordinate Voting and Class B Shares                110,556,701
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              3,079,723
    -------------------------------------------------------------------------
                                                                 114,733,013
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

          The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
    >>

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2007 that are outside the ordinary course of business. Refer to our MD&A included in our 2006 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $36 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

    <<
    RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2007
    -------------------------------------------------------------------------
    Sales
                                                For the six months
                                                  ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    Vehicle Production Volumes (millions of units)
      North America                              7.886      8.275      -  5 %
      Europe                                     8.503      8.230      +  3 %
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                          $     836  $     772      +  8 %
      Europe                                 $     398  $     341      + 17 %
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                        $   6,595  $   6,386      +  3 %
        Europe                                   3,380      2,810      + 20 %
        Rest of World                              187        122      + 53 %
      Complete Vehicle Assembly                  2,168      2,115      +  3 %
      Tooling, Engineering and Other               824        955      - 14 %
    -------------------------------------------------------------------------
    Total Sales                              $  13,154  $  12,388      +  6 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    External Production Sales - North America

    External production sales in North America increased 3% or $209 million to $6.6 billion for the six months ended June 30, 2007 compared to $6.4 billion for the six months ended June 30, 2006. This increase in production sales reflects an 8% increase in our North American average dollar content per vehicle partially offset by a 5% decrease in North American vehicle production volumes. We reported strong sales despite the fact that production volumes at two of our largest North American customers for the first half of 2007 continued to deteriorate when compared to the first half of 2006. While North American vehicle production volumes declined 5% during the first six months of 2007 compared to the first six months of 2006, production volumes at Ford and GM declined 13% and 11%, respectively.
    Our average dollar content per vehicle grew by 8% or $64 to $836 for the six months ended June 30, 2007 compared to $772 for the six months ended
June 30, 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the six months ended June 30, 2006, including:
        -  the Ford Edge and Lincoln MKX;
        -  GM's full-size pickups;
        -  the Saturn Outlook, GMC Acadia and the Buick Enclave;
        -  the Jeep Wrangler, Wrangler Unlimited and Patriot;
        -  the BMW X5;
        -  the Dodge Nitro;
        -  the Ford F-Series SuperDuty; and
        -  the Dodge Avenger and Chrysler Sebring; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
        -  the Ford Fusion, Mercury Milan and Lincoln MKZ / Zephyr;
        - the Pontiac Montana SV6, Saturn RELAY, Buick Terraza and Chevrolet Uplander;
        -  the Chrysler Pacifica;
        -  the Chevrolet HHR and Malibu;
        -  the GMC Envoy, Buick Rainier, and Chevrolet Trailblazer;
        -  the Chrysler 300 and 300C, and Dodge Charger and Magnum;
        -  the Dodge Ram; and
        -  the Jeep Liberty;
    - programs that ended production during or subsequent to the six months ended June 30, 2006, including the Ford Freestar and Mercury Monterey;
    - the sale of certain facilities during or subsequent to the six months ended June 30, 2006; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 20% or $570 million to $3.3 billion for the six months ended June 30, 2007 compared to $2.8 billion for the six months ended June 30, 2006. This increase in production sales reflects a 17% increase in our European average dollar content per vehicle combined with a 3% increase in European vehicle production volumes.
    Our average dollar content per vehicle grew by 17% or $57 to $398 for the six months ended June 30, 2007 compared to $341 for the six months ended
June 30, 2006, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the first six months of 2006, including:
        -  the MINI Cooper;
        -  the Mercedes-Benz C-Class; and
        -  the BMW 3-Series;
    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound against the U.S. dollar;
    - acquisitions completed during or subsequent to the first six months of 2006, including the Pressac acquisition in January 2007; and
    -   increased production and/or content on certain programs.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes-Benz E-Class; and
        -  the Nissan Micra;
    - the sale of certain facilities during or subsequent to the first six months of 2006; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 53% or $65 million to $187 million for the six months ended June 30, 2007 compared to $122 million for the six months ended June 30, 2006. The increase in production sales is primarily a result of:

    <<
    - increased production and/or content on certain programs in Korea, China and Brazil;
    - the launch of new programs during or subsequent to the six months ended June 30, 2006 in Korea, China and Brazil; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

    Complete Vehicle Assembly Sales

                                                For the six months
                                                   ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Sales          $   2,168  $   2,115      +  3 %
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:                              74,673     78,949      -  5 %
        BMW X3, Mercedes-Benz E-Class and
         G-Class, and Saab 9(3) Convertible
    Value-Added:                                41,448     47,911      - 13 %
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                               116,121    126,860      -  8 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Complete vehicle assembly sales increased 3% or $53 million to $2.168 billion for the six months ended June 30, 2007 compared to $2.115 billion for the six months ended June 30, 2006 while assembly volumes decreased 8% or 10,739 units. The increase in complete vehicle assembly sales is primarily as a result of:

    <<
    -   higher assembly volumes for the BMW X3; and
    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

    These factors were partially offset by:

    - the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as DaimlerChrysler is assembling this vehicle in-house; and
    - a decrease in assembly volumes for the Saab 9(3) Convertible and the Chrysler Voyager and 300.
    >>

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 14% or $131 million to $824 billion for the six months ended June 30, 2007 compared to $955 billion for the six months ended June 30, 2006.
    In the six months ended June 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the BMW X3;
    -   the Ford Flex;
    -   the Dodge Grand Caravan and Chrysler Town & Country;
    -   GM's full-size pickups;
    -   the Mazda 6;
    -   the Ford F-Series;
    -   the Cadillac STS; and
    -   the Audi A5.

    In the six months ended June 30, 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -   GM's full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the BMW Z4;
    -   the BMW X5;
    -   the Freightliner P-Class;
    -   the Ford Edge;
    -   the Ford F-Series SuperDuty;
    -   the BMW 3-Series; and
    -   the Suzuki XL7.

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian, euro and British pound, each against the U.S. dollar.

    EBIT

                                                For the six months
                                                   ended June 30,
                                               --------------------
                                                  2007       2006     Change
    -------------------------------------------------------------------------
    North America                            $     408  $     468
    Europe                                         216         93
    Rest of World                                   10          -
    Corporate and Other                             26         32
    -------------------------------------------------------------------------
    Total EBIT                               $     660  $     593      + 11 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the six-month periods ended June 30, 2007 and 2006 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                          For the six months
                                                             ended June 30,
                                                         --------------------
                                                             2007       2006
    -------------------------------------------------------------------------
    North America
      Impairment charges                                $     (22) $       -
      Restructuring charges                                   (10)       (23)
      Sale of facilities                                        -         (5)
    -------------------------------------------------------------------------
                                                              (32)       (28)
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                    (4)       (12)
      Sale of facility                                          -        (12)
    -------------------------------------------------------------------------
                                                               (4)       (24)
    -------------------------------------------------------------------------
                                                        $     (36) $     (52)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    North America

    EBIT in North America decreased 13% or $60 million to $408 million for the six months ended June 30, 2007 compared to $468 million for the six months ended June 30, 2006. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT decreased $56 million, primarily as a result of:

    <<
    -   lower margins earned on decreased production on certain programs;
    - operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities in the United States;
    - costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher employee profit sharing;
    -   higher affiliation fees paid to Corporate; and
    -   incremental customer price concessions.

    These factors were partially offset by:

    - incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2006; and
    - productivity and efficiency improvements at certain facilities, including underperforming divisions.
    >>

    Europe

    EBIT in Europe increased 132% or $123 million to $216 million for the six months ended June 30, 2007 compared to $93 million for the six months ended June 30, 2006. Excluding the European unusual items discussed in the "Highlights" section above, EBIT increased by $103 million, primarily as a result of:

    <<
    - incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2006;
    - incremental margin earned on higher volumes for certain production and complete vehicle assembly programs;
    - acquisitions completed during or subsequent to the first six months of 2006;
    - the sale and/or closure of certain underperforming divisions during or subsequent to the first six months of 2006; and
    - operational improvements at certain facilities, including underperforming divisions.

    These factors were partially offset by:

    - lower margins as a result of a decrease in vehicle production volumes on certain programs including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006;
    - operational inefficiencies and other costs at certain facilities, specifically certain interior facilities;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher affiliation fees paid to Corporate;
    -   higher employee profit sharing; and
    -   incremental customer price concessions.
    >>

    Rest of World

    EBIT in the Rest of World increased $10 million to $10 million for the six months ended June 30, 2007 in comparison to the six months ended June 30, 2006. EBIT increased primarily as a result of:

    <<
    - incremental margin earned on the increase in production sales discussed above;
    - operational efficiencies at certain new facilities, primarily in China; and
    - equity income earned on our 41% interest in Shin Young Metal Ind. Co., which we acquired during 2006.
    >>

    These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and Other EBIT decreased 19% or $6 million to $26 million for the six months ended June 30, 2007 compared to $32 million for the six months ended June 30, 2006. The decrease in EBIT was primarily as a result of:

    <<
    - increased stock compensation costs as discussed in the SG&A section above;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and
    -   increased incentive compensation.

    These factors were partially offset by:

    -   an increase in affiliation fees earned from our divisions; and
    - the recovery of a long-term receivable that was previously written off.
    >>

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
    There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and Newco II and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines; the conditions precedent to completion of the Arrangement may not be satisfied or, if satisfied, the timing of such satisfaction may be delayed; and the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, the delay of the completion of the Arrangement or failure to complete the Arrangement for any other reason. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2007       2006       2007       2006
    -------------------------------------------------------------------------

    Sales                          $  6,731   $  6,369   $ 13,154   $ 12,388
    -------------------------------------------------------------------------
    Cost of goods sold                5,759      5,522     11,339     10,721
    Depreciation and
     amortization                       210        201        413        389
    Selling, general and
     administrative            10       378        367        728        691
    Interest income, net                (13)        (3)       (22)        (2)
    Equity income                        (2)        (4)        (8)        (6)
    Impairment charges          3        22          -         22          -
    -------------------------------------------------------------------------
    Income from operations
     before income taxes                377        286        682        595
    Income taxes                        115         93        202        190
    -------------------------------------------------------------------------
    Net income                          262        193        480        405
    Other comprehensive
     income:                  2,9
      Net unrealized gains on
       translation of net
       investment in foreign
       operations                       245        189        301        225
      Net unrealized losses on
       cash flow hedges                  (2)         -          -          -
      Reclassifications of net
       (gains) losses on cash
       flow hedges to net income         (1)         -          4          -
    -------------------------------------------------------------------------
    Comprehensive income           $    504   $    382   $    785   $    630
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   2.40   $   1.78   $   4.40   $   3.73
      Diluted                      $   2.35   $   1.75   $   4.32   $   3.66
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash dividends paid per
     Class A Subordinate Voting or
     Class B Share                 $   0.24   $   0.38   $   0.43   $   0.76
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and Class B
     Shares outstanding during the
     period (in millions):
      Basic                           109.1      108.6      109.0      108.6
      Diluted                         112.0      111.4      111.9      111.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                                       2007       2006       2007       2006
    -------------------------------------------------------------------------
    Retained earnings, beginning
     of period                     $  3,970   $  3,579   $  3,773   $  3,409
    Net income                          262        193        480        405
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                     (26)       (41)       (47)       (83)
    -------------------------------------------------------------------------
    Retained earnings, end of
     period                        $  4,206   $  3,731   $  4,206   $  3,731
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)
                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2007       2006       2007       2006
    -------------------------------------------------------------------------
    Cash provided from
     (used for):
    OPERATING ACTIVITIES
    Net income                     $    262   $     193   $   480   $    405
    Items not involving
     current cash flows                 260         222       478        437
    -------------------------------------------------------------------------
                                        522         415       958        842
    Changes in non-cash
     operating assets and
     liabilities                       (240)       (141)     (411)      (366)
    -------------------------------------------------------------------------
                                        282         274       547        476
    -------------------------------------------------------------------------
    INVESTMENT ACTIVITIES
    Fixed asset additions              (137)       (179)     (262)      (346)
    Purchase of subsidiaries    4         -           -       (46)      (203)
    Increase in other assets            (10)        (43)      (30)       (52)
    Proceeds from disposition            12           7        27         31
    -------------------------------------------------------------------------
                                       (135)       (215)     (311)      (570)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Repayments of debt                   (5)       (106)      (61)      (119)
    Issues of debt                       54          17        77         19
    Issues of Class A
     Subordinate Voting Shares           19           7        23         15
    Dividends                           (26)        (41)      (47)       (82)
    -------------------------------------------------------------------------
                                         42        (123)       (8)      (167)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and cash
     equivalents                         91          78       120         97
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents
     during the period                  280          14       348       (164)
    Cash and cash equivalents,
     beginning of period              1,953       1,504     1,885      1,682
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  2,233   $  1,518   $  2,233   $  1,518
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)
                                                          June 30,  December
                                                  Note       2007   31, 2006
    -------------------------------------------------------------------------
    ASSETS
    Current assets
    Cash and cash equivalents                            $  2,233   $  1,885
    Accounts receivable                                     4,371      3,629
    Inventories                                             1,564      1,437
    Prepaid expenses and other                       2        122        109
    -------------------------------------------------------------------------
                                                            8,290      7,060
    -------------------------------------------------------------------------
    Investments                                               158        151
    Fixed assets, net                                       4,106      4,114
    Goodwill                                         4      1,178      1,096
    Future tax assets                                2        308        255
    Other assets                                     2        492        478
    -------------------------------------------------------------------------
                                                         $ 14,532   $ 13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                    $    136   $     63
    Accounts payable                                        3,510      3,608
    Accrued salaries and wages                                530        453
    Other accrued liabilities                      2,5        920        426
    Income taxes payable                                      181        135
    Long-term debt due within one year                         84         98
    -------------------------------------------------------------------------
                                                            5,361      4,783
    -------------------------------------------------------------------------
    Deferred revenue                                           67         73
    Long-term debt                                            579        605
    Other long-term liabilities                      2        338        288
    Future tax liabilities                           2        263        248
    -------------------------------------------------------------------------
                                                            6,608      5,997
    -------------------------------------------------------------------------
    Shareholders' equity
    Capital stock                                    7
      Class A Subordinate Voting Shares
        (issued: 109,454,324; December 31, 2006
         - 108,787,387)                                     2,536      2,505
      Class B Shares
        (convertible into Class A Subordinate Voting
         Shares)
        (issued: 1,092,933)                                     -          -
    Contributed surplus                              8         66         65
    Retained earnings                                       4,206      3,773
    Accumulated other comprehensive income         2,9      1,116        814
    -------------------------------------------------------------------------
                                                            7,924      7,157
    -------------------------------------------------------------------------
                                                         $ 14,532   $ 13,154
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2006 audited consolidated financial statements and notes included in the Company's 2006 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2006 annual consolidated financial statements, except for the accounting change set out in note 2.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2007 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2007 and 2006.

    2.  ACCOUNTING CHANGE

        In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, "Comprehensive Income", 3855 "Financial Instruments - Recognition and Measurement", 3861 "Financial Instruments - Disclosure and Presentation", and 3865 "Hedges". The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects as of January 1, 2007.

        Financial Instruments

        Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements. Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

        Comprehensive Income

        Other comprehensive income includes unrealized gains and losses on translation of the Company's net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

        Accumulated other comprehensive income is a separate component of shareholders' equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

        Hedges

        Previously, under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.


    2.  ACCOUNTING CHANGE (CONTINUED)

        The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

        Increase in prepaid expenses and other                      $     28
        Increase in other assets                                          17
        Increase in future tax assets                                     14
        ---------------------------------------------------------------------

        Increase in other accrued liabilities                       $     32
        Increase in other long-term liabilities                           17
        Increase in future tax liabilities                                13
        ---------------------------------------------------------------------

        Decrease in accumulated other comprehensive income          $      3
        ---------------------------------------------------------------------

    3.  IMPAIRMENT CHARGE

        During the second quarter of 2007, the Company recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at a powertrain facility in the United States.

    4.  ACQUISITIONS

        (a) For the six months ended June 30, 2007

            On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ("Pressac"). The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat. The total consideration for the acquisition amounted to $52 million ((euro)40 million), consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $29 million.

            The purchase price allocations for Pressac are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and goodwill.

        (b) For the six months ended June 30, 2006

            On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS"), a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

            The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.


    5.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                             2007       2006
        ---------------------------------------------------------------------
        Balance, beginning of period                     $     94   $     96
        Expense, net                                            3          7
        Settlements                                            (6)        (5)
        Acquisition                                             1          6
        Foreign exchange and other                              1          2
        ---------------------------------------------------------------------
        Balance, March 31,                                     93        106
        Expense, net                                            8          7
        Settlements                                            (7)        (3)
        Foreign exchange and other                              9          5
        ---------------------------------------------------------------------
        Balance, June 30                                 $    103   $    115
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended      Six months ended
                                           June 30,              June 30,
                                    -----------------------------------------
                                       2007       2006       2007       2006
        ---------------------------------------------------------------------
        Defined benefit pension
         plans and other           $      5   $      5   $     11   $      9
        Termination and long
         service arrangements             4          5         10         10
        Retirement medical
         benefits plan                    4          4          6          5
        ---------------------------------------------------------------------
                                   $     13   $     14   $     27   $     24
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2007 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                -----------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------
            Issued and outstanding at December
             31, 2006                              108,787,387    $    2,505
            Issued under the Incentive Stock
             Option Plan                                74,082             5
            Issued under the Dividend Reinvestment
             Plan                                        1,381             -
            -----------------------------------------------------------------
            Issued and outstanding at March 31,
             2007                                  108,862,850         2,510
            Issued for cash under the Incentive
             Stock Option Plan                         288,644            22
            Issued under Stock Appreciation
             Rights (note 7(b))                        301,364            11
            Issued under the Dividend
             Reinvestment Plan                           1,466             -
            Repurchase of Class A Subordinate
             Voting Shares (i)                               -            (7)
            -----------------------------------------------------------------
            Issued and outstanding at June 30,
             2007                                   109,454,324   $    2,536
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            (i) During the three months ended June 30, 2007, 90,407 Magna
                Class A Subordinate Voting Shares, which were purchased for cash consideration of $7 million, were awarded on a restricted basis to certain executives. Since this stock has not been released to the executives, it has been reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (b) On June 29, 2007, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ("SARs") to the Company's Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

            Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange or the New York Stock Exchange (based the surrendered options' currency) for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

        (c) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 8, 2007 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        110,556,701
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      3,079,723
            -----------------------------------------------------------------
                                                                 114,733,013
            -----------------------------------------------------------------
            -----------------------------------------------------------------

           (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

           (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    8.  CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:


                                                             2007       2006
        ---------------------------------------------------------------------
        Stock-based compensation
          Balance, beginning of period                   $     62   $     62
          Stock-based compensation expense                      2          2
          Exercise of options                                  (1)        (3)
        ---------------------------------------------------------------------
          Balance, March 31,                                   63         61
          Stock-based compensation expense                     14          3
          Exercise of options                                  (3)        (3)
          Exercise of stock appreciation rights
           (note 7(b))                                        (11)         -
        ---------------------------------------------------------------------
          Balance, June 30,                                    63         61
        Holders conversion option                               3          3
        ---------------------------------------------------------------------
                                                         $     66   $     64
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    9.  ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                     Three months ended    Six months ended
                                           June 30,              June 30,
                                    -------------------- --------------------
                                       2007       2006       2007       2006
        ---------------------------------------------------------------------
        Accumulated net unrealized
         gains on translation of net
         investment in foreign
         operations
            Balance, beginning of
             period                $    870   $    657   $    814   $    621
            Net unrealized gains
             on translation of net
             investment in foreign
             operations                 245        189        301        225
        ---------------------------------------------------------------------
          Balance, end of period      1,115        846      1,115        846
        ---------------------------------------------------------------------

        Accumulated net unrealized
         gain on cash flow hedges
          Balance, beginning of
           period                         4          -          -          -
          Adjustment for change in
            accounting policy
            (note 2)                      -          -         (3)         -
          Net unrealized losses on
           cash flow hedges(i)           (2)         -          -          -
          Reclassifications of net
           losses (gains) on cash
           flow hedges to net
           income(ii)                    (1)         -          4          -
        ---------------------------------------------------------------------
          Balance, end of period          1          -          1          -
        ---------------------------------------------------------------------
        Total accumulated other
         comprehensive income      $  1,116   $    846   $  1,116   $    846
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i)   Net of income tax benefits of $2 million.
        (ii) Net of income tax expense of $nil for the three months ended June 30, 2007 and income tax benefit of $2 million for the six months ended June 30, 2007.

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $3 million (net of income taxes of $1 million).

    10. STOCK-BASED COMPENSATION

        (a) The following is a continuity of options outstanding (number of options in the table below are expressed in whole numbers):

                              2007                           2006
             -------------------------------- -------------------------------
              Options outstanding             Options outstanding
             ---------------------            --------------------
                                     Options                         Options
                        Exercise     exercis-           Exercise     exercis-
                Options  price(i)       able    Options  price(i)       able
                   (No.)    Cdn$        (No.)      (No.)    Cdn$        (No.)
    -------------------------------------------------------------------------
    Beginning
     of year   4,087,249   77.45   3,811,336   4,600,039   75.46   4,116,104
    Granted            -       -           -     115,000   87.80           -
    Exercised    (74,082)  63.21     (74,082)   (166,209)  58.32    (166,209)
    Vested             -       -      55,443           -       -      80,100
    Cancelled     (7,306)  73.64      (4,400)    (17,001)  93.35     (12,059)
    -------------------------------------------------------------------------
    March 31   4,005,861   77.72   3,788,297   4,531,829   76.33   4,017,936
    Granted       40,000   88.87           -           -       -           -
    Exercised   (590,008)  64.08    (590,008)   (140,535)  62.92    (140,535)
    Vested             -       -      29,000           -       -       8,138
    Cancelled   (366,686)  69.78    (361,641)     (6,862)  73.11      (2,658)
    -------------------------------------------------------------------------
    June 30    3,089,167   81.41   2,865,648   4,384,432   76.76   3,882,881
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
        (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified, during the three-month and six-month periods ended June 30, 2007 and 2006 are as follows:


                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                                       2007       2006       2007       2006
            -----------------------------------------------------------------
            Risk free interest rate    4.36%         -       4.36%      3.99%
            Expected dividend yield    1.00%         -       1.00%      2.05%
            Expected volatility          22%         -         22%        23%
            Expected time until
             exercise               4 years          -    4 years    4 years
            -----------------------------------------------------------------
            Weighted average fair
             value of options
             granted or modified
             in period (Cdn$)      $  19.35          -   $  19.35   $  14.89
            -----------------------------------------------------------------
            Compensation expense
             recorded in selling,
             general and
             administrative
             expenses              $      1   $      1   $      2   $      3
            -----------------------------------------------------------------
        (c) During the three-month period ended June 30, 2007, $13 million (2006 - $1 million) was charged to compensation expense related to restricted stock arrangements. At June 30, 2007, unamortized compensation expense related to the restricted stock arrangements was $47 million (December 31, 2006 - $42 million) and has been presented as a reduction of shareholders' equity.

    11. SEGMENTED INFORMATION
                                                Three months ended
                                                   June 30, 2007
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,828   $  1,755              $  1,102
          United States               1,589      1,550                 1,031
          Mexico                        388        343                   368
          Eliminations                 (139)         -                     -
        ---------------------------------------------------------------------
                                      3,666      3,648   $    262      2,501
        Europe
          Euroland                    2,515      2,475                 1,017
          Great Britain                 304        304                    88
          Other European countries      217        195                   135
          Eliminations                  (41)         -                     -
        ---------------------------------------------------------------------
                                      2,995      2,974         96      1,240
        Rest of World                   121        106          5        135
        Corporate and Other             (51)         3          1        230
        ---------------------------------------------------------------------
        Total reportable segments  $  6,731   $  6,731   $    364      4,106
        Current assets                                                 8,290
        Investments, goodwill and
         other assets                                                  2,136
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 14,532
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                Three months ended
                                                  June 30, 2006
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,743   $  1,672              $  1,130
          United States               1,558      1,501                 1,241
          Mexico                        420        410                   337
          Eliminations                 (130)         -                     -
        ---------------------------------------------------------------------
                                      3,591      3,583   $    249      2,708
        Europe
          Euroland                    2,392      2,349                 1,167
          Great Britain                 238        237                    80
          Other European countries      155        119                    96
          Eliminations                  (49)         -                     -
        ---------------------------------------------------------------------
                                      2,736      2,705         24      1,343
        Rest of World                    92         81          -         93
        Corporate and Other             (50)         -         10        114
        ---------------------------------------------------------------------
        Total reportable segments  $  6,369   $  6,369   $    283      4,258
        Current assets                                                 7,484
        Investments, goodwill and
         other assets                                                  1,861
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,603
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                 Six months ended
                                                   June 30, 2007
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  3,511   $  3,377              $  1,102
          United States               3,064      2,985                 1,031
          Mexico                        729        638                   368
          Eliminations                 (274)         -                     -
        ---------------------------------------------------------------------
                                      7,030      7,000   $    408      2,501
        Europe
          Euroland                    5,078      4,993                 1,017
          Great Britain                 590        589                    88
          Other European countries      406        366                   135
          Eliminations                  (84)         -                     -
        ---------------------------------------------------------------------
                                      5,990      5,948        216      1,240
        Rest of World                   229        202         10        135
        Corporate and Other             (95)         4         26        230
        ---------------------------------------------------------------------
        Total reportable segments  $ 13,154   $ 13,154   $    660      4,106
        Current assets                                                 8,290
        Investments, goodwill and
        other assets                                                   2,136
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 14,532
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                Six months ended
                                                  June 30, 2006
                                   ------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  3,441   $  3,308              $  1,130
          United States               3,015      2,898                 1,241
          Mexico                        778        759                   337
          Eliminations                 (244)         -                     -
        ---------------------------------------------------------------------
                                      6,990      6,965   $    468      2,708
        Europe
          Euroland                    4,652      4,572                 1,167
          Great Britain                 481        479                    80
          Other European countries      309        235                    96
          Eliminations                  (98)         -                     -
        ---------------------------------------------------------------------
                                      5,344      5,286         93      1,343
        Rest of World                   156        137          -         93
        Corporate and Other            (102)         -         32        114
        ---------------------------------------------------------------------
        Total reportable segments  $ 12,388   $ 12,388   $    593      4,258
        Current assets                                                 7,484
        Investments, goodwill and
        other assets                                                   1,861
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,603
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest income or expense.

    12. SUBSEQUENT EVENTS

        On July 17, 2007, the Company extended its five-year revolving term facility for an additional one year expiring on July 31, 2012.

    13. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>